Exhibit 5.1

October 17, 2008

Ref: 580/8/54

Orbotech Ltd.

New Industrial Zone

Yavne 81101

Gentlemen,

We refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed by Orbotech Ltd. (the “Company”) with the Securities and Exchange Commission under the Securities Act of 1933 (the “Act”), relating to up to 3,305,628 Ordinary Shares of the Company, nominal value NIS 0.14 each (the “Shares”), which may be issued upon the exercise of options or settlement of restricted stock units granted pursuant to any of the following equity participation plans which were administered by Photon Dynamics, Inc. prior to the closing of the transactions contemplated in the Merger Agreement (as defined below): (i) Photon Dynamics, Inc. 2005 Equity Incentive Plan; (ii) Photon Dynamics, Inc. 2001 Equity Incentive Plan; (iii) Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan; (iv) Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan; and (v) CR Technology, Inc. 1991 Stock Option Plan (each a “Plan” and, collectively, the “Plans”) and which are deemed to constitute options to acquire Shares or restricted stock units with respect to Shares in accordance with that certain Agreement and Plan of Merger and Reorganization dated as of June 26, 2008 among the Company, PDI Acquisition, Inc., an indirect wholly owned subsidiary of the Company, and Photon Dynamics, Inc. (the “Merger Agreement”).

As counsel for the Company we have examined such corporate records, documents and other instruments as we have considered necessary or appropriate for the purpose of this opinion and, upon the basis of such examinations and subject to the qualifications set forth herein, advise you that in our opinion, all necessary corporate proceedings by the Company have been duly taken to authorize the issuance of the Shares upon the due exercise of the foregoing options or settlement of the foregoing restricted stock units granted pursuant to the Plans, and that the Shares being registered pursuant to the Registration Statement, when, and if, issued and paid for (or deemed paid for) in accordance with the terms of issue thereof and the Plans or when, and if, issued and paid for upon the due exercise of and payment for options granted under the Plans in accordance with the terms of the options and the Plans, will be duly authorized, validly issued, fully paid and non-assessable.

In our examination, we have assumed the due execution and delivery of documents by the parties thereto (pursuant to due authorization), the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such documents and the legal capacity of signatories to such documents.

For purposes of our opinion, we have assumed that the transactions described in the Merger Agreement were consummated in accordance with their terms.

We do not represent ourselves as being familiar with the laws of any jurisdiction other than the laws of the State of Israel. Accordingly, we express no opinion as to matters governed by or construed in accordance with any laws other than the laws of the State of Israel.

We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to us under the caption “Interests of Named Experts and Counsel”. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations issued or promulgated thereunder.

Very truly yours,

Tulchinsky Stern Marciano Cohen & Co., Law Offices